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                             December 7, 2023

       John Markovich
       Chief Financial Officer
       D-Wave Quantum Inc.
       3033 Beta Avenue
       Burnaby, British Columbia V5G 4M9
       Canada

                                                        Re: D-Wave Quantum Inc.
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            Filed November 9,
2023
                                                            File No. 001-41468

       Dear John Markovich:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the quarterly period ended September 30, 2023

       Financial Statements
       Condensed Consolidated Balance Sheets, page 5

   1. We note on page 13 that PSPIB Unitas Investments II Inc. is a related party to the
                                                        Company's largest
shareholder. Identify on the face of your balance sheet, income statement, and
statement of cash flows the amounts of all related party transactions and balances pursuant to
Rule 4-08(k) of Regulation S-X.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Markovich
D-Wave Quantum Inc.
December 7, 2023
Page 2

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 with any questions.



FirstName LastNameJohn Markovich                         Sincerely,
Comapany NameD-Wave Quantum Inc.
                                                         Division of
Corporation Finance
December 7, 2023 Page 2                                  Office of Technology
FirstName LastName